Yana D. Guss
T +1 617 951 7109
yana.guss@ropesgray.com

June 11, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Christina DiAngelo Fettig

Re:	Putnam Target Date Funds (File No. 333-117134); Registration Statement on Form N-14 Pertaining to the Reorganization of Putnam Retirement Advantage 2025 Fund into Putnam Retirement Advantage Maturity Fund (SEC Accession No. 0000928816-25-000584) (the “Advantage Registration Statement”) and Registration Statement on Form N-14 Pertaining to the Reorganization of Putnam Sustainable Retirement 2025 Fund into Putnam Sustainable Retirement Maturity Fund (SEC Accession No. 0000928816-25-000585) (the “Sustainable Registration Statement,” and together with the Advantage Registration Statement, the “Registration Statements”)

Dear Ms. DiAngelo Fettig:

Below is a summary of the supplemental comments of the staff of the Securities and Exchange Commission that you provided by Zoom teleconference on June 6, 2025, of the Registration Statements filed on May 1, 2025 relating to the reorganizations (each, a “Reorganization”) of Putnam Retirement Advantage 2025 Fund and Putnam Sustainable Retirement 2025 Fund (each a “Selling Fund” and together, the “Selling Funds”) into Putnam Retirement Advantage Maturity Fund and Putnam Sustainable Retirement Maturity Fund, respectively. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Registration Statement. We understand that all comments provided were intended to apply globally to each Registration Statement.

Accounting Comments

1.	Comment: Please add hyperlinks for all documents incorporated by reference into the Registration Statement.

Response: We have made the requested change in each Registration Statement.

2.	Comment: The narrative description of the pro forma effects of the Reorganization states that “The Selling Fund is expected to bear the direct merger costs, legal fees, audit fees, Form N-14 printing and mailing costs, as well as similar expenses incurred in connection with the consummation of the Reorganization and transaction costs (if any) associated with repositioning the Selling Fund prior to the Reorganization.” However, each Registration Statement separately discloses that, “[t]he Investment Manager will bear the costs of the merger in light of the expense limitation arrangements in place for the funds.” (See section “Questions and Answers Regarding the Merger,” Question 11, “What are the costs associated with the merger?”). Please confirm whether the Selling Funds or the Investment Manager will bear the costs of the Reorganization.

Response: We confirm that the disclosure highlighted in Question 11 is correct and that the Investment Manager will bear the costs of each Reorganization. We will correct the narrative description of the pro forma effects of the Reorganization.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.